

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

<u>Via E-mail</u>
Stephen C. Forsyth
Executive Vice President and Chief Financial Officer
Chemtura Corporation
1818 Market Street, Suite 3700
Philadelphia, Pennsylvania 19103

     Re: Chemtura Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 8, 2011
              File No. 1-15339

Dear Mr. Forsyth:

     We refer you to our comment letter dated August 3, 2011, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Cecilia Blye

                         Cecilia Blye, Chief
                         Office of Global Security Risk

cc: Robert M. Hayward, P.C.
        Kirkland & Ellis LLP
        (Via E-mail)

        Pamela Long
        Assistant Director
        Division of Corporation Finance